March 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GAB AI Inc. Offering Statement on Form 1-A CIK No. 0001709244

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, GAB AI Inc., a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10797 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on January 30, 2018.

The Company files the withdrawal of the Offering Statement because it has decided to seek other capital raising alternatives.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Andrew Torba, CEO of the Company at (650) 477-5525.

Very truly yours,

/s/ Andrew Torba

Andrew Torba

Chief Executive Officer